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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company

MATERIAL FACT

Embraer S.A. (“Embraer” or “Company”), in connection with the Material Fact released on July 30, 2018, informs its shareholders and the Market that, on December 6, 2018, have become aware of a provisional measure issued on the Class Action no. 5017611-59.2018.4.03.6100 in course before the 24th Federal Civil Court of São Paulo (“Class Action”).

According to the abovementioned decision, the judge of the 24th Federal Civil Court of São Paulo partially granted a provisional measure to suspend the effects of an eventual decision of the Board of Directors of Embraer approving the segregation and transfer of the commercial aviation business to the new company in the context of the joint venture between the Company and The Boeing Co., “without imposing any kind of obstacles to the continuance of the negotiations between both companies”.

The Company will take the applicable judicial measures to reverse such decision and will keep its shareholders and the Market informed on any material developments related to the Class Action.

São José dos Campos, December 6, 2018.

Nelson Salgado

Vice-President and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer